Filed by: Iberdrola, S.A.

Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14d-2 of the Securities

Exchange Act of 1934

Subject Company: Scottish Power plc

Exchange Act File Number: 001-14676

Date: November 28, 2006

DISCLAIMER

This report and has been prepared by Iberdrola S.A. in relation to the potential acquisition of the shares of ScottishPower plc. and for presentations to the media, investors and analysts. Therefore, this report can not be disclosed, released or relied or be used by any other person for any purpose other than the purpose stated above, except with the written consent of Iberdrola S.A.

The estimates, projections and forecasts used in this report have been prepared for illustration purposes only. The projections and forecasts involve significant assumptions and subjective judgments, which may or may not prove to be correct. No representation or warranty, express or implied, is or will be given by Iberdrola S.A. as to the accuracy, completeness or fairness of any information contained in this report and, nothing in this report should be relied upon as a promise or representation as to the past, current situation or future of Iberdrola S.A.

The content of this report is addressed to individuals and corporations who do dot have the appropriate knowledge of Iberdrola S.A. or its activity, and therefore neither lberdrola S.A. nor its legal advisers, accountants or financial advisers assume any liability whatsoever for this report or its use for any other purpose other than as set forth above. By delivering this report Iberdrola S.A. does not undertake any obligation to update any of the information contained herein or to correct any inaccuracies which may include.

This report does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase se or exchange any securities with respect to Iberdrola S.A. or ScottishPower plc.

Rule 425 Legend

IMPORTANT INFORMATION IN THE US

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc. (the “Acquisition”), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc. and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the “Scheme”), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc. will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the “Offer”) rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission (“SEC”). Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc., the Acquisition and any Offer.

ScottishPower plc. shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower plc. relating to the Acquisition. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about ScottishPower plc. and Iberdrola S.A. and their combined businesses after completion of the proposed Acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of ScottishPower plc. and Iberdrola S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower plc. and Iberdrola S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower plc. and Iberdrola S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower plc. and Iberdrola S.A. to the Comisiòn Nacional el Mercedo de Valores and under “Risk Factors” in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower plc. with the SEC on June 30, 2006. Except as required by applicable law, neither ScottishPower plc. nor Iberdrola S.A. undertakes any obligation to update any forward-looking information or statements.

28 November 2006	PRESS Release

After the meetings of their respective Boards of Directors held yesterday afternoon

IBERDROLA REACHES MERGER

AGREEMENT WITH SCOTTISHPOWER

FOR € 17.2 BILLION

THE TRANSACTION WILL CREATE A EUROPEAN LEADER WITH

AN ENTERPRISE VALUE OF €64 BILLION

•      Under the terms of the transaction, ScottishPower shareholders will receive 400 pence per share in cash and 365 pence per share in new IBERDROLA shares. In addition, they will recieve an extraordinary dividend of 12 pence per share

•      The new group will have installed capacity of 36,600 megawatts (MW), of which over 6,000 MW will be renewable, and its electrical supply points will total 21.4 million

•      The Board of Directors of ScottishPower considers the terms of the takeover bid fair and reasonable and intends to recommend it unanimously to its shareholders

The Boards of Directors of IBERDROLA and ScottishPower, meeting yesterday in Madrid and Glasgow respectively, have reached agreement on the terms of an offer that ScottishPower’s top corporate governing body will recommend unanimously to its shareholders for the sale of the company to the Spanish utility.

According to the terms of the agreement, the shareholders of ScottishPower will receive 400 pence in cash and 0.1646 new shares of IBERDROLA (valued at 365 pence based on yesterday’s closing price) for each of their shares. (Holders of ScottishPower ADS’s will receive 1,600 pence and 0.6584 new shares of IBERDROLA per ADS.)

In addition, before the transaction is completed, ScottishPower will approve an extraordinary dividend of 12 pence per share (48 pence for each ADS), which will be paid once it is consummated. At IBERDROLA’s yesterday’s (Monday, november 27) closing share price of €32.75 and an exchange rate of €1.4755 per £1, the terms of the offer value each ScottishPower share at 777 pence and the entire issued share capital of ScottishPower at circa €17,200 million. As a result of the transaction, Scottish Power shareholders are expected to receive about 21.4% of the enlarged, IBERDROLA once the planned capital increase is carried out.

The Board of Directors of ScottishPower, which has been advised by Morgan Stanley and to date controls approximately 0.1% of the company’s capital, considers the terms of the acquisition offer fair and reasonable and will recommend unanimously to the company’s shareholders that they vote in favour of it at their Extraordinary General Shareholders Meeting, which is expected to be held in the first quarter of 2007.

The merger of ABN AMRO-advised IBERDROLA and ScottishPower is subject, among other things, to approval by the shareholders of both companies and by certain regulatory authorities, including the European Commission and the U.S. Federal Energy Regulatory Commission.

Ignacio Galán and Philip Bowman

Ignacio Galán, Chairman of IBERDROLA, commented that “the proposed integration of ScottishPower with Iberdrola, which is consistent with our respective strategic plans, will result in the third largest European utility, will create value for both our Companies and will be very positive for employees and customers both of whom will benefit from the competitive advantages of the new group.

“We will be able to achieve prompt synergies and access economies of scale in the medium and long term through common systems and processes. The new group will be well positioned for the future European energy market and will enjoy a strong growth platform in Spain, the United Kingdom, Continental Europe, USA and the global market, particularly in renewable energy, a sector in which it will be a world leader. All of this will be positive for all our stakeholders.”

Philip Bowman, Chief Executive of ScottishPower, explained that “while all of the business units of ScottishPower have shown their strength during the last 12 months, corporate movements have decisively transformed the landscape of the electric sector in Europe. Scottish Power needs to expand into other territories, diversify its operating risks, obtain greater economies of scale and have the financial strength necessary to invest in major infrastructure that will be necessary in the coming years.”

Bowman stated that “this transaction manages to reach all these objectives, avoiding the negative consequences that most potential mergers would entail for employees. The combination of both companies will allow ScottishPower to develop on a global scale in a progressively more competitive environment, and the terms offered by IBERDROLA provide an attractive price for our shareholders, at the same time allowing those who so wish, to continue to hold shares in the merged company.”

The merger of IBERDROLA and ScottishPower is strategically complementary and will create an european leader, with a pro-forma enterprisa value of circa €64 billion, a broad geographical presence and a firm foundation for continued growth in the future.

The operating synergies deriving from the transaction are expected to reach €130 million a year, coming, among other things, from operating and financial cost savings, improvements in generation and distribution units, and the management of renewable facilities.

On the basis of pro forma figures up to September 2006, the new merged Group will have installed capacity of 36,600 megawatts (MW) and 21.4 million power supply points. Furthermore, the merger of IBERDROLA and ScottishPower will consolidate the leadership in the renewable energy sector, with an installed capacity of 6,040 MW.

IBERDROLA values both the ability and the experience of the management team and employees of ScottishPower, who will be indispensable for bringing the transaction to its proper completion and whom it expects to continue to play a vital role in the company’s future development.

ScottishPower is an international energy company that transports and distributes electricity in the United Kingdom, markets electricity and gas to industrial and domestic customers in that country, and has generating plants and gas storage facilities in the United Kingdom and North America. The company had earnings of £5.446 billion and an operating profit of £870 million for the financial year ending 31 March 2006.

IBERDROLA, a hundred-year-old Spanish-based company, is among Europe’s major electrical companies and operates gas and electricity businesses in 28 countries. In addition, it is one of the world leaders in the production of wind-generated power. It achieved income of €11.738 billion in 2005, with an operating profit of €2.262 billion.

➢	Communications Department